Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Allotment of Non-Convertible Debentures (‘NCDs’) aggregating ₹500 crores on a Private Placement basis

July 22, 2021, Mumbai: This is with further reference to our filings dated July 15, 2021 and July 21, 2021 respectively, in regard to issuance of NCDs on private placement basis.

We wish to inform you that the Board approved Committee has today approved allotment of 5000 Rated, Listed, Unsecured, Redeemable, Non-Convertible Debentures E30-B Series of face value ₹10,00,000/- each at par aggregating ₹500 crores on private placement basis, on terms and conditions as mentioned in the Information Memorandum for the said Issue as detailed hereunder:

Debenture Series	Offer Size	Interest payable	Allottees	No. of Debentures allocated
E30B	₹500 crores	6.95% p.a.	State Bank of India	4800
			Karnataka Bank Limited	150
			IDBI Credit Risk Fund	35
			IDBI Ultra Short Term Fund	15

Schedule of payment of coupon/interest and principal is as under:

Cash flows	Date*	No. of Days in Coupon Period	Amount per Debenture (₹)
1st Coupon	July 22, 2022	365	69,500.00
2nd Coupon	July 22, 2023	365	69,500.00
3rd Coupon	July 22, 2024	366	69,500.00
4th Coupon	July 22, 2025	365	69,500.00
5th Coupon	March 31, 2026	252	47,983.56
Principle	March 31, 2026		10,00,000.00

*Note: The Coupon Payment date is subject to Business Day Convention as per Term Sheet.

The NCDs are proposed to be listed on the Wholesale Debt Market (WDM) Segment of BSE Limited and National Stock Exchange of India Limited.

The Meeting commenced at 9:30 a.m. and concluded at 9:40 a.m.

This disclosure is made in terms of Regulation 30 of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015, for the information of the Exchange and of the Debenture holders.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.